SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 16, 2004

Fording Canadian Coal Trust
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

August 16, 2004

By:            /s/ James F. Jones

     James F. Jones

     Corporate Secretary

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Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

“Fording Advised of Application for Judicial Review”

   99

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August 16, 2004

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated August 13, 2004

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company’s Report on Form 6-K.

Yours truly,

  /s/ James F. Jones

James F. Jones

Corporate Secretary

Attachments

For Immediate Release

FORDING ADVISED OF APPLICATION
FOR JUDICIAL REVIEW

Trust Confident in Approval Process of Cheviot Coal Mine Project

CALGARY, August 13, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) advises that an application for judicial review has been filed in the Federal Court of Canada by the Sierra Legal Defence Fund on behalf of five environmental groups. The application seeks to compel the Minister of Fisheries and Oceans to undertake another environmental assessment of the Cheviot Coal Mine Project in west central Alberta.

The Cheviot project was approved following a thorough and lengthy environmental assessment process that spanned over eight years. Elk Valley Coal has secured all necessary provincial mining and environmental approvals and will commence operations in the new mining area upon receipt of a Fisheries Act Authorization from the federal Department of Fisheries and Oceans (DFO). While the court application has the potential to delay the project, Elk Valley Coal continues to believe that authorization will be received on a timely basis.

“We have a high level of confidence in the process undertaken by the Minister of Fisheries and Oceans and his department,” said Jim Popowich, President and CEO, Elk Valley Coal. “The project was rigorously reviewed with appropriate due diligence by all parties involved.  We believe all federal and provincial environmental assessment requirements have been properly completed for this project.”

The Cheviot project enjoys wide community and First Nations support. Continued mining will provide jobs and economic benefits for more than 20 years to the region, which includes local communities such as Hinton and Edson in Alberta.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of

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Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Media Contact:

Investor Contact:

Elk Valley Coal Corporation

Susan J. Soprovich

Dermot Lane

Director, Investor Relations

Director, Public and Environmental Affairs

Fording Canadian Coal Trust

(403) 260-9816

(403) 269-9834

susan_soprovich@fording.ca

Community Contact:

Cardinal River Operations

Catherine Hart

Lloyd Metz

Coordinator, Investor Relations

General Manager

(403) 260-9817

(780) 692-5110

catherinehart@fording.ca